October 20, 2017

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Myomo, Inc. Draft Registration Statement on Form S-1 Submitted September 18, 2017 CIK No. 0001369290

Dear Ms. Ravitz:

This letter is confidentially submitted on behalf of Myomo, Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s confidential submission of its Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) submitted on September 18, 2017, as set forth in your letter, dated October 13, 2017 (the “Comment Letter”), to Paul R. Gudonis. The Company is concurrently publicly filing its Registration Statement on Form S-1 (the “Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with responses immediately following such comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to confidentially submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and the Registration Statement (marked to show changes from the Draft Registration Statement).

Ms. Amanda Ravitz

Securities and Exchange Commission

October 20, 2017

Draft Registration Statement on Form S-1

Prospectus Cover Page

1.       Clarify whether investors have a choice of purchasing a warrant or a share of common stock. If you are offering a unit, please revise throughout your registration statement to clarify, and revise your fee table as appropriate. In addition, please ensure that the legality opinion you file includes an opinion with respect to the units. For guidance, consider Question 240.05 of our Securities Act Rules Compliance and Disclosure Interpretations. Also, clarify your disclosure that the underwriter’s over-allotment option could include shares “and/or” warrants. Indicate on the cover page the exercise price of the warrants being offered.

Response:

The Company respectfully advises the Staff that it is offering shares of common stock and warrants to purchase shares of common stock in a fixed combination, but such shares of common stock and warrants to purchase common stock will be issued separately and not as units. The Company is not offering units in its offering and, in the absence of offering units as an investment instrument, the Company does not believe a legality opinion with respect to units is required. The Company respectfully advises the Staff that the underwriter may, pursuant to its over-allotment option, purchase additional shares of common stock from the Company at the per-share offering price, additional warrants from the Company at the per-warrant offering price, or both at the applicable per-share or per-warrant offering price, in each case less underwriting discounts and commissions.

Risks Associated with Our Business, page 2

2.        Please expand your bullet point list to disclose your net losses for and accumulated deficit as of the latest available period.

Response:

The Company respectfully advises the Staff that it has revised page 2 of the Registration Statement in response to the Staff’s comment.

Implications of Being an “Emerging Growth Company,” page 2

3.       Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company respectfully advises the Staff that it will supplementally provide copies of any written communications that the Company, or anyone authorized to do so on the Company’s behalf, present to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended. As of the date of this letter, no such written communications have been presented to potential investors.

Ms. Amanda Ravitz

Securities and Exchange Commission

October 20, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Six Months Ended June 30, 2017 Compared to the Six Months Ended June 30, 2016, page 35

4.       We note your unaudited financial statements beginning on page F-32 include the results for the three months ended June 30, 2017 and 2016. Please tell us why you have not included a discussion of these interim results within Management’s Discussion and Analysis.

Response:

The Company respectfully advises the Staff that it has revised pages 36-38 of the Registration Statement in response to the Staff’s comment to include a discussion of interim results for the three months ended June 30, 2017 and 2016.

Revenues, page 35

5.       Disclose why your product revenue decreased during the six months ended June 30, 2017.

Response:

The Company respectfully advises the Staff that it has revised page 36 of the Registration Statement in response to the Staff’s comment.

Gross Margin, page 36

6.       Clarify why you recorded $37,000 in revenue in the first quarter of 2017 relating to your distribution agreement “without any associated cost of revenue.”

Response:

The Company respectfully advises the Staff that it has revised page 36 of the Registration Statement in response to the Staff’s comment.

Adjusted EBITDA, page 37

7.       The calculation on page 38 of Adjusted EBITDA for the six months ended June 30, 2017 is not mathematically accurate. Please revise to include the appropriate reconciling items.

Response:

The Company respectfully advises the Staff that it has revised page 39 of the Registration Statement in response to the Staff’s comment.

Ms. Amanda Ravitz

Securities and Exchange Commission

October 20, 2017

Comparison of the Years Ended December 31, 2016 and 2015, page 38

Revenues, page 38

8.       Quantify the increase in revenues attributable to your new product introduced in 2015. Also, quantify the amount of revenue related to minimum purchase requirements in your distribution agreement during 2015.

Response:

The Company respectfully advises the Staff that it has revised page 39 of the Registration Statement in response to the Staff’s comment.

Availability of Additional Funds, page 40

9.       Indicate at the end of the first sentence of the second paragraph the period through which you expect to fund your operations with the indicated sources of liquidity.

Response:

The Company respectfully advises the Staff that because the period through which the Company expects to fund its operations depends on the size of the offering for which it is registering with the Registration Statement, it intends to revise page 41 of the Registration Statement when the size of the offering is determined at a later date.

Certain Relationships and Related Party Transactions, page 73

10.       Reconcile your introductory language with your disclosure in the last paragraph on page 75 and clarify the types of transactions that are covered by your audit committee’s policies and procedures for review and approval of such transactions.

Response:

The Company respectfully advises the Staff that it has revised page 76 of the Registration Statement to remove the language at the end of this section. Additionally, the Company directs the Staff’s attention to the second paragraph in this section on page 74, whereby it discloses that the Company has adopted a written policy requiring that all future transactions between the Company and any director, director nominee, executive officer, holder of 5% or more of any class of the Company’s capital stock or any member of the immediate family of, or entities affiliated with, any of them, or any other related person (as defined in Item 404 of Regulation S-K) or their affiliates, in which the amount involved is equal to or greater than $120,000, be approved in advance by the Company’s audit committee.

Ms. Amanda Ravitz

Securities and Exchange Commission

October 20, 2017

Warrants to be Issued in this Offering, page 79

11.       Please describe all material terms of the warrants. Refer to Item 202(c) of Regulation S-K. In this regard, we note your introductory language to this section.

Response:

The Company respectfully advises the Staff that it has revised page 80 of the Registration Statement in response to the Staff’s comment to remove the introductory language that may imply that not all material terms of the warrants have been described in this section.

Note 9. 2015 Convertible Promissory Notes, page F-39

12.       Please explain to us how you calculated the debt discount expense of $1,030,000 for the 2015 Convertible Promissory Notes. Clarify if other features of the debt, including discounts or beneficial conversion features, were included in the valuation or if this amount only represents the issuance of warrants to purchase 29,425 common shares at $5.25. Provide a similar explanation for the $4.1 million charge recorded for the 2016 Convertible Promissory Notes discussed in Note 8.

Response:

The Company respectfully advises the Staff that it has revised pages F-38 and F-39 of the Registration Statement to revise footnotes 8 and 9 to clarify that the combined relative fair value of the warrants and the value of the beneficial conversion feature exceeded the principal value of each set of convertible notes and, therefore, the Company recorded a debt discount expense equal to the principal value of each set of convertible notes.

Should you have any further comments or questions with regard to the foregoing, please do not hesitate to contact the undersigned by phone at (617) 570-1483, by facsimile transmission at (617) 801- 8920 or by e-mail at jxu@goodwinlaw.com.

Sincerely,

/s/ James Xu
James Xu, Esq.

cc:	Paul R. Gudonis, Myomo, Inc. Ralph Goldwasser, Myomo, Inc. Mitchell S. Bloom, Goodwin Procter LLP